January 8, 2008
Kevin Woody
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Arbor Realty Trust, Inc.
Form 10-K for the year ended December 31, 2006
File No. 001-32136
Dear Mr. Woody:
Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated January 2, 2008 (the “Comment Letter”) regarding the Form 10-K of the Company for the year ended December 31, 2006 (the “Filing”) and is responding to the comments of the staff of the Commission (the “Staff”) set forth in the Comment Letter. Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment.
Form 10-K for the year ended December 31, 2006
Consolidated Income Statements, page 53
1.	We note your response to prior comment 1. In addition to your proposed reclassification of employee stock-based compensation, please reclassify the remaining portion to other functional expense line items on your consolidated income statement. It does not appear appropriate to present certain expenses separately based upon method of payment. Additionally, please confirm to us that you have not paid stock-based compensation to employees whose costs are generally included within the caption “selling and administrative” within your consolidated income statements.
Company Response:
Beginning with the December 31, 2007 Form 10-K, the Company will reclassify, for all periods presented, the portion of stock-based compensation related to employees, to the “employee compensation and benefits” line item presented on the Income Statement. The Company will reclassify the portion of stock-based compensation related to non-employees to the “selling and administrative” line item presented on the Income Statement.

The Company also confirms that it has not paid stock-based compensation to employees whose costs are generally included within the caption “selling and administrative” on the Income Statement.
Note 7 — Minority Interest, Page 79
2.	We note your response to prior comment 2. Please revise your proposed disclosure to quantify the amount that would be paid upon redemption. It appears that the amount could be based upon the closing prices of your common stock for the ten consecutive trading days preceding each balance sheet date.
Company Response:
The Company will add the following disclosure for all periods presented to Note 7 — Minority Interest in future filings beginning with the December 31, 2007 Form 10-K:
ACM’s minority interest in ARLP is represented by operating partnership units and is adjusted at the end of each reporting period to an amount equal to ACM’s ownership percentage of ARLP’s net equity. ACM owned approximately 16% (3,776,069 units) and 18% (3,776,069 units) of ARLP at December 31, 2007 and 2006, respectively. ACM may redeem each of these operating partnership units for cash or, at the Company’s election, each unit may be converted into the Company’s common stock on a one-for-one basis. If the units are redeemed for cash, the redemption price of each unit will equal the fair market value of one share of common stock, calculated as the average of the daily closing prices for the ten consecutive trading days immediately preceding the date of determination. The Company would have paid $64.6 million, or $17.10 per unit, if the units were redeemed for cash at December 31, 2007, compared to $110.0 million, or $29.13 per unit, if the units were redeemed for cash at December 31, 2006. ACM’s redemption rights are subject to certain provisions with respect to ownership limitations in order for the Company to maintain its REIT status.
Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (516) 832-7422.

Sincerely,
/s/ Paul Elenio
Paul Elenio
Chief Financial Officer